UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 3, 2016: Euroseas Announces Developments Related to its Newbuilding Program.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission (the "Commission") on March 31, 2014, as amended, and the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the Commission on December 2, 2015.

                                                                                                                                Exhibit 1

Euroseas Announces Developments Related to its Newbuilding Program

Maroussi, Athens, Greece – August 3, 2016 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today certain developments related to its newbuilding program.

The Company announced that it has signed an addendum to its shipbuilding contract with YJZ yard for the construction of Kamsarmax vessel Hull Number YZJ 1153 scheduled to be delivered during the first quarter of 2018. According to the addendum, the Company acquired the option until December 31, 2016 to decide whether to build the vessel, or build a vessel of different type, or credit the payment already made as part of the original contract ($2.77m) to acquire a different vessel from the yard at a mutually agreed price, or decide to cancel the shipbuilding contract without any additional cost. The Company took delivery of a similar Kamsarmax vessel, M/V Xenia, in February 2016. M/V Xenia has been chartered for four years at $14,100/day with an additional year at $14,350/day at the charterer’s option.

The Company also announced that the first of its Ultramax vessels, Hull Number DY 160 (planned to be renamed ALEXANDROS P), under construction at Dayang yard and originally scheduled for delivery in the second quarter of 2016, was cancelled due to excessive construction delays. The Company has demanded the return of its progress payments and other expenses as specified in the newbuilding contract and secured by refund guaranties. The parties have referred the matter to arbitration. The Company has a second newbuilding contract for a similar Ultramax vessel, Hull Number DY 161, with the same yard which is also facing significant delays.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over more than 135 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc. which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers, 1 Handymax drybulk carrier and 1 Kamsarmax drybulk carrier, 2 Intermediate containership, 2 Handysize containerships, 2 Feeder containerships. Euroseas 5 drybulk carriers have a total cargo capacity of 351,272 dwt, its 6 containerships have a cargo capacity of 10,086 teu. The Company has also signed contracts for the construction of one Ultramax (63,500 dwt) fuel efficient drybulk carrier and one Kamsarmax (82,000 dwt) fuel efficient drybulk carrier. Including the two new-buildings, the total cargo capacity of the Company's drybulk vessels will be 496,772 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 3, 2016	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer